SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           AMENDMENT NO. 9
                                 TO
                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934*

                       TEMTEX INDUSTRIES, INC.
=====================================================================
                          (Name of Issuer)

               Common Stock, par value $.20 per share
=====================================================================
                   (Title of Class of Securities)

                             88 0236203
=====================================================================
                           (CUSIP Number)

                          James E. Upfield
                          5400 LBJ Freeway
                             Suite 1375
                         Dallas, Texas 75240
                              484-1845
=====================================================================
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          October 30, 1997
=====================================================================
                (Date of Event Which Requires Filing
                         of this Statement)

      If  the  filing  person has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject  of  this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88 0236203               Amendment No. 9 to 13D


(1)  Name of Reporting Person                    James E. Upfield
     S.S. No. of Above Person                         ###-##-####

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          PF

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of OrganizationUnited States of America

     Number of Shares    (7)  Sole Voting               1,061,140
                              Power
        Beneficially
                         (8)  Shared Voting                24,750
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive          1,061,140
                              Power
           with:
                         (10) Shared Dispositive           24,750
                              Power

(11) Aggregate Amount Beneficially Owned                1,085,890
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                     [ ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        31.2%
     Amount in Row (11)

(14) Type of Reporting Person*                                 IN

SEE INSTRUCTIONS

CUSIP No. 88 0236203               Amendment No. 9 to 13D


                         AMENDMENT NO. 9
                               TO
                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-2

                     INTRODUCTORY STATEMENT

      The Statement on Schedule 13D relating to the common stock, $.20 par value (the "Shares"), of TEMTEX INDUSTRIES, INC., a Delaware Corporation (the "Issuer") filed by James E. Upfield (the "Reporting Person"), as amended prior to the date hereof, is hereby amended and supplemented as follows pursuant to this Amendment No. 9:

1.   Security and Issuer.
     -------------------

     NOT AMENDED.

2.   Identity and Background.
     -----------------------

      The response to Item 2 is hereby amended and restated, in its entirety, to read as follows:

      (a) This Amendment No. 9 is being filed by James E. Upfield. The information set forth in paragraphs (b) through (f) below is also being furnished with respect to Betty R. Howard who has shared voting and shared investment power over certain of the Shares of which Mr. Upfield has indirect beneficial ownership as indicated in Item 5 below.

      (b)   Mr.  Upfield's business address is 5400 LBJ  Freeway,
Suite 1375, Dallas, Texas, 75240-2602; and Mrs. Howard's business address is 1819 W. Olive Avenue, Burbank, California, 91506.

      (c)   The Reporting Person is Chairman of the Board of  the
Issuer, whose address is set forth in Item 1 above.

      (d)   Neither  the  Reporting Person nor Mrs.  Howard  has,
during  the  last  five  years,  been  convicted  in  a  criminal
proceeding,    excluding   traffic   violations    and    similar
misdemeanors.

      (e) Neither the Reporting Person nor Mrs. Howard has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or probationary or mandatory activity subject to, federal or state securities laws or fining any violation with respect to such laws.

CUSIP No. 88 0236203                 Amendment No. 9 to 13D

      (f) Both the Reporting Person and Mrs. Howard are citizens of the United States of America.

3.   Source and Amount of Funds or Other Consideration.
     --------------------------------------------------

     The response to Item 3 is hereby supplemented by adding the following additional paragraph:

     The aggregate purchase price of the 68,040 Shares identified in Item 5 of this Amendment No. 9 which were purchased since the date of Amendment No. 8 to the Schedule 13D was $226,840.00. The source of funds used to acquire such Shares was Mr. Upfield's personal funds.

4.   Purpose of Transaction.
     ----------------------

     The response to Item 4 is hereby supplemented by adding the following additional paragraph:

      The Reporting Person acquired and disposed of the Shares in the transactions described in Item 5 of this Amendment No. 9 in order to (i) increase his personal investment in the Issuer and
(ii) make certain gifts. The Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) - (j) of Item 4 of
Schedule 13D; however, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of Shares which he beneficially owns through privately negotiated transactions, in the open market, disposition by gift or otherwise.

5.   Interest in Securities of the Issuer.
     ------------------------------------

     As of the date of this Amendment No. 9, the Reporting Person beneficially owned an aggregate of 1,085,890 Shares, representing approximately 31.2% of the 3,477,141 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10Q for the quarter ended May 31, 1997. Of such Shares, the Reporting Person had direct beneficial ownership with sole voting and sole investment power of 1,061,140 Shares, and indirect beneficial ownership with shared voting and shares investment power of 24,750 Shares which are owned of record by HUTCO, a partnership comprised of the Reporting Person and Betty R. Howard.

      The following schedule sets forth certain information with respect to each transaction in the Shares effected by the Reporting Person not previously reported in the Statement. Mr. Upfield purchased an aggregate of 68,040 Shares and disposed on an aggregate of 2,500 by gift since Amendment No. 8 to this Statement dated December 29, 1993. Specifically, the Reporting Person effected the following transactions in the Shares on the dates indicated below:

CUSIP No. 88 0236203               Amendment No. 9 to 13D

                                                                    No. Shares
                                                           -----------------------------
                                             Price Per
 Transaction Date        Transaction           Share        Acquisition     Disposition
------------------  ---------------------  --------------  --------------  -------------
     12/  /94       Gift                        N/A                            2,500
     12/04/96       Open-market purchase       $3.625         10,000
      2/22/96       Open-market purchase        3.625          5,000
      2/28/96       Open-market purchase        3.625          5,000
      7/15/96       Open-market purchase        3.625          5,000
      7/16/96       Open-market purchase        3.50           1,500
      7/17/96       Open-market purchase        3.50           2,000
      7/19/96       Open-market purchase        3.50          16,500
     12/26/96       Open-market purchase        2.75           5,000
     12/26/96       Open-market purchase        2.75             500
     12/30/96       Open-market purchase        2.75           4,500
      6/04/97       Open-market purchase        2.44           1,000
      6/11/97       Open-market purchase        2.44           1,440
      6/17/97       Open-market purchase        2.56           4,100
     10/23/97       Open-market purchase        3.3438         4,000
     10/30/97       Open-market purchase        3.45           2,500
                                                           --------------  -------------
                           Total:                             68,040           2,500
                                                           ==============  =============

6.   Contracts, Arrangements, or Understandings with Respect to
     ----------------------------------------------------------
     Securities of the Issuer.
     ------------------------

     NOT AMENDED.


7.   Material to be Filed as Exhibits.
     --------------------------------

     NOT AMENDED.

CUSIP No. 88 0236203        Amendment No. 9 to 13D

                           SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to Schedule 13D is true, complete and correct.

Date:  November 10, 1997


                                      /s/ JAMES E. UPFIELD
                                   ------------------------------
                                   James E. Upfield



            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).